press release

ArcelorMittal announces the publication of its 2017 annual report

16 February 2018 - ArcelorMittal has published its annual report for the year ended December 31, 2017. The report has been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and is available on corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".